Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 pm EST on November 26, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided . VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on November 28 , 2025 , at 10 : 00 a . m . local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Oriental Culture Holding Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTIONS. 1. THAT with immediate effect upon passing : Approval by an ordinary resolution of share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation (s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1 : 4 , 000 (the “Range”), to be determined by the Company’s Board in its discretion . The Board be authorized, at its absolute and sole discretion, to either (i) elect not to implement any Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company ; or (ii) elect to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company . The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation . (the “Share Consolidations Proposal”) . FOR AGAINST ABSTAIN 2. THAT, with immediate effect upon passing : In respect of any all fractional entitlements to the issued Ordinary Shares resulting from the Share Consolidations, no fractional Ordinary Shares be issued in connection with any of the Share Consolidations ; if a shareholder is entitled to receive a fractional Ordinary Share upon a Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share . (Fractional Share Arrangement) . FOR AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

ORIENTAL CULTURE HOLDINGS LTD. Extraordinary General Meeting of Stockholders To Be Held November 28, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Yi Shao and Xuetong Qin proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing city, Jiangsu Province, China, on November 28 , 2025 , at 10 : 00 a . m . local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies . This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed proposals, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable . Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on November 28 , 2025 at 10 : 00 am local time . PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) TEST ISSUE REF 1999